Exhibit 99.1

VINCI PARTNERS’ IMPACT AND RETURN STRATEGY ANNOUNCES DIVESTMENT IN PRO INFUSION

Rio de Janeiro, May 11, 2022 -- Vinci Partners Investments Ltd. (NASDAQ: VINP) (“Vinci Partners”, “we”, “us” or “our”), the controlling company of a leading alternative investment platform in Brazil, announced today that “Vinci Impacto e Retorno IV”, or “VIR IV” (“the Fund”), the impact family of funds managed by Vinci Partners’ Private Equity strategy, has entered into a definite agreement for the sale of its stake in Pro Infusion (“The Company”), a leading outsourcing company of pharmaceutical compounding services.

VIR IV will sell its stake in The Company to Viveo Group, an ecosystem of companies specialized in each link of the health sector. Viveo Group is acquiring 100% of The Company. The transaction marks the first and full divestment by the Fund in less than two years after its investment.

Since VIR IV’s investment in Pro Infusion, the Fund’s management team has been actively contributing with several initiatives to drive value creation in the Company, following its initial plan of expanding footprint within three fronts: regions, client base and product line, through organic and inorganic growth initiatives. The team has also assisted the Company in the implementation of several corporate and ESG initiatives, such as the implementation of board routines alongside the Company’s managers and the development of a value creation and Impact & ESG plan, by defining and monitoring strategic projects.

José Pano, partner, and Head of the VIR strategy for Vinci Partners, said “Our team is very pleased with the outcome of our investment in Pro Infusion. The partnership with top-notch entrepreneurs, in one of our focus sectors (healthcare) alongside VIR team support in all major initiatives, allow this full exit to a buyer that will continue with the growing and value-added path of Pro Infusion. This strategic exit delivers a strong DPI for VIR IV in less than two years after our first investment, demonstrating our ability to generate value for our LPs.”

Bruno Zaremba, partner and Chairman of Private Equity and Head of Investor Relations for Vinci Partners, said, “This transaction marks an important milestone for the Impact and Return strategy, being the first divestment of our flagship fund in less than two years. It reassures our capability to generate positive impact in our portfolio companies alongside our ability to return meaningful capital to our LPs. “

About Vinci Partners Private Equity

Vinci Partners’ Private Equity strategy has a sector-agnostic approach focused on growth equity investments in Brazil. The main strategic focus is value creation by promoting revenue, productivity and profitability growth through significant operating and management changes in portfolio companies. The private equity strategy invests through two sub-strategies: Vinci Capital Partners, which focuses on control and co-control investments, and Vinci Impact and Return, that focuses on minority investments in small-to-medium enterprises with dual mandate of generating ESG impact as well as market returns.

About Vinci Partners

Vinci Partners is a leading alternative investment platform in Brazil, established in 2009. Vinci Partners' business segments include private equity, public equities, real estate, credit, infrastructure, hedge funds, and investment products and solutions, each managed by dedicated investment teams with an independent investment committee and decision-making process. We also have a financial advisory business, focusing mostly on pre-initial public offering, or pre-IPO, and merger and acquisition, or M&A, advisory services for Brazilian middle-market companies.

Forward-Looking Statements

This press release contains forward-looking statements that can be identified by the use of words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others. By their nature, forward-looking statements are necessarily subject to a high degree of uncertainty and involve known and unknown risks, uncertainties, assumptions and other factors because they relate to events and depend on circumstances that will occur in the future whether or not outside of our control. Such factors may cause actual results, performance or developments to differ materially from those expressed or implied by such forward-looking statements and there can be no assurance that such forward-looking statements will prove to be correct. The forward-looking statements included herein speak only as at the date of this press release and we do not undertake any obligation to update these forward-looking statements. Past performance does not guarantee or predict future performance. Moreover, neither we nor our affiliates, officers, employees and agents undertake any obligation to review, update or confirm expectations or estimates or to release any revisions to any forward-looking statements to reflect events that occur or circumstances that arise in relation to the content of this press release. Further information on these and other factors that could affect our financial results is included in filings we have made and will make with the U.S. Securities and Exchange Commission from time to time.

USA Media Contact

Nick Lamplough / Kate Thompson / Katie Villany

Joele Frank, Wilkinson Brimmer Katcher

+1 (212) 355-4449

Brazil Media Contact

Danthi Comunicações

Carla Azevedo (carla@danthicomunicacoes.com.br)

+55 (21) 3114-0779

Investor Contact

ShareholderRelations@vincipartners.com

NY: +1 (646) 559-8040

RJ: +55 (21) 2159-6240